SAZI FOODS, LLC
BALANCE SHEET
DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

ASSETS

CURRENT ASSETS
  Cash                                          $       --

OTHER ASSETS                                            --

TOTAL                                          $       --


LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES                            $      --

LONG-TERM LIABILITIES
  Note Payable                                      50,000

TOTAL LIABILITIES                                   50,000

MEMBER'S EQUITY
  (Per statement, page 4)                         (50,000)

TOTAL                                          $       --

SAZI FOODS, LLC
BALANCE SHEET
DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

ASSETS

CURRENT ASSETS
  Cash                                                    $        --

OTHER ASSETS                                                      --

TOTAL                                                    $        --


LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES                                      $      --

LONG-TERM LIABILITIES
  Note Payable                                               50,000

TOTAL LIABILITIES                                            50,000

MEMBER'S EQUITY
  (Per statement, page 4)                                   (50,000)

TOTAL                                                    $        --